

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 20, 2013

Via E-mail
Mr. Steve Weinberger
Chief Financial Officer
Inventure Foods, Inc.
5415 East High Street, Suite 350
Phoenix, Arizona 85054

      Re: **Inventure Foods, Inc.**
              Form 10-K for the Fiscal Year ended December 29, 2012
              Filed March 13, 2013
              File No. 1-14556

Dear Mr. Weinberger:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                             Sincerely,

                             /s/ Karl Hiller

                             Karl Hiller
                             Branch Chief